Boston Capital Tax Credit Fund III L.P.

Exhibit 4(c) to Form 10-K

DESCRIPTION OF SECURITIES

Title of Class of Securities

Beneficial Assignee Certificates, representing assignments of units of the beneficial interest of the limited partnership interest in Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership, issued to BCTC III Assignor Corp., a Delaware Corporation.

General

Boston Capital Tax Credit Fund III L.P. (the “Fund”) is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act (the “Act”). The general partner of the Fund is Boston Capital Associates III L.P., a Delaware limited partnership (the “General Partner”). The assignor limited partner of the Fund is BCTC III Assignor Corp., a Delaware corporation (the “Assignor Limited Partner”). Beneficial assignee certificates (“BACs”) of each series of the Fund represent units of beneficial interest in the limited partnership interest in the Fund issued to the Assignor Limited Partner. Under the terms of the Agreement of Limited Partnership of the Fund, as amended (the “Agreement”), all of the ownership attributes of limited partnership interests held by the Assignor Limited Partner are assigned to holders of BACs, including the right to receive a percentage of the Fund’s income, gain, credits, losses, deductions, and distributions, as well as the right to take certain actions without the approval of the General Partner and the right to inspect the Fund’s books and records, and holders of BACs are bound by the terms and conditions of the Agreement. Holders of BACs of different series of the Fund participate in different pools of operating partnership interests held by the Fund. The rights and ownership attributes of holders of BACs of all series of the Fund are identical in all other respects, except with respect to voting rights and accounting matters applicable to any particular series. The BACs are not listed on any national or regional securities exchange, and there is no established public trading market for the BACs.

This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Agreement and the Act.

Voting Rights

With respect to any matter on which a vote of the limited partners of the Fund is taken, under the terms of the Agreement the Assignor Limited Partner will vote its limited partnership interest as directed by the BAC holders on the basis of one vote for each BAC held by such holder. The limited partners, including the Assignor Limited Partner voting on behalf of and as instructed by the BAC holders, owning a majority in interest of the total interests of the Fund have the right to vote to, among other things:

•	amend the Agreement, except that, (a) without the approval of any limited partner affected thereby, no such amendment may (i) alter the rights and obligations of such limited partner under the Agreement, (ii) modify the order of distributions of cash or allocations of profits, credits and losses to such limited partner or (iii) modify the method of determining distributions of cash and allocations of profits, credits and losses to such limited partner and (b) no such amendment may allow the limited partners or BAC holders, to take part in the management or control of Fund’s business or otherwise modify their limited liability;

•	remove a general partner and elect a replacement therefor; or

•	dissolve the Fund.

The General Partner may amend the Agreement without the consent of the limited partners with respect to certain matters, provided that any such amendments may not be adverse to the interests of the BAC holders.

The General Partner may at any time call a meeting of BAC holders or call for a vote without a meeting of the BAC holders.

The General Partner must call meetings of the BAC holders for any purpose upon written request of limited partners, including the Assignor Limited Partner voting on behalf of and as instructed by the BAC holders, owning in the aggregate 10% or more in Fund interests. In addition, the General Partner shall, upon written request of limited partners owning in the aggregate 10% or more in Fund interests, submit any matter upon which they are entitled to vote to the limited partners and BAC holders for a vote without a meeting. The Assignor Limited Partner will call for a meeting or a vote if so instructed by the BAC holders holding the requisite percentage of interests. With respect to matters applicable to any particular series of certificates, the above-described provisions will be applicable only to BAC holders in such series.

Limited partners, including the Assignor Limited Partner acting on behalf of the BAC holders, do not have any appraisal or dissenters’ rights in the event that the Agreement is amended against their wishes.

Liquidation

In the event of liquidation, dissolution or winding up, holders of BACs will be entitled to share ratably in the net assets available for distribution to the Assignor Limited Partner in accordance with the terms of the Agreement, that certain Plan of Liquidation and Dissolution of the Fund dated June 1, 2016, and the Act.

Anti-Takeover Provisions

The Agreement provides that the merger or combination of the Fund with another entity shall be prohibited.